SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On April 21, 2023, the board of directors of Woori Financial Group Inc.(“Woori Financial Group”) resolved to enter into a trust agreement to acquire treasury shares. The details are as follows :

1. Total contract amount : KRW 100,000,000,000

2. Contract Period : April 24, 2023 – October 24, 2023

3. Purpose of acquisition : To stabilize stock price and enhance company value

4. Contracting Party : Korea Investment & Securities Co., Ltd.

5. Expected date of agreement : April 24, 2023

6. Number of treasury shares as of April 21, 2023 : 2,324 shares (0.00%)

7. Date of Resolution by the board of directors : April 21, 2023

8. Brokerage company appointed for the share acquisition : Korea Investment & Securities Co., Ltd.

9. Limitation on the acquisition amount of treasury shares as of April 21, 2023 :

Item	Amount (Unit : KRW million)
1. Upper limit of profit available for dividends in accordance with the Korean Commercial Code Note1)	5,048,937
2. Amount of treasury shares acquired since the end of the previous fiscal year	—
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	833,168
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount of the trust agreement for acquisition of treasury shares	—
6. Amount of treasury shares disposed since the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	4,215,769

Note1) As of the end of 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: April 21, 2023	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President